EXECUTION COPY

Exhibit 4.8

AMENDMENT NO. 1

Joint Venture Agreement

THIS AMENDMENT NO. 1, dated as of the 10th day of January, 2023 (the “Effective Date”) to the Joint Venture Agreement dated as of the 14th day of January, 2014 (the “Michigan JV Agreement”) is between  Pollard Banknote Limited (“Pollard”), Neogames S.A (“NG SA”) and Neogames US LLP (“NG”), each individually sometimes referred to as a “Party” and collectively as the “Parties”;

WHEREAS NeoPollard Interactive LLC (“NPI”) was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on July 31, 2014 for the purposes of pursuing Additional Opportunities;

WHEREAS concurrently with the signature of this Amendment No. 1, Pollard Holdings, Inc. and NG, being the members of NPI, are entering into a Limited Liability Company Agreement (the “LLC Agreement”) that will document the terms and conditions governing the operation and management of NPI and set forth those certain understandings and agreements relating to the business of NPI;

WHEREAS the Parties have agreed that certain terms and conditions governing the operation and management of NPI should apply equally to the operation and management of the Joint Venture;

WHEREAS NG SA wishes to assign, transfer and convey all of its rights and obligations under the Michigan JV Agreement to NG and NG wishes to assume all such rights and obligations;

NOW THEREFORE, the parties, in consider of the recitals set forth above and their mutual promises and obligations set forth below, hereby agree as follows:

Assignment

1.
Assignment.  NG SA hereby assigns, transfers and conveys all its rights and obligations under the Michigan JV Agreement to NG and NG hereby accepts such assignment, transfer and conveyance and agrees to perform all obligations and assume all rights and liabilities of NG SA under the Michigan JV Agreement.

Restatement of Purpose

2.	Purpose. Paragraph 1.1 of the Michigan JV Agreement is deleted in its entirety and replaced with the following:

“Purpose.  The purpose of the Joint Venture is to define the terms and conditions under which NG shall be responsible for the performance of the NG Services and Pollard shall be responsible for the performance of the Pollard Services in connection with the Contract (collectively, the “Joint Venture Activities”).”

Waiver of Exclusivity

3.	Scope of Exploitation. The second sentence of Paragraph 1.2 of the Michigan JV Agreement is deleted in its entirety.

4.	Exclusivity. Paragraph 1.4 of the Michigan JV Agreement is deleted in its entirety and replaced with the following Subparagraphs (i) and (ii):

“1.4 (i)  Non-Compete.  During the Term, neither Party will, directly or indirectly, engage in or assist others in providing services to the Lottery that are in any way competitive with the services provided by the Joint Venture pursuant to the terms of the Contract.   It is understood that a Party will be deemed to be competitive with the Joint Venture if it is engaged in or otherwise involved in the development, implementation, operational support or maintenance of an iLottery System, iLottery Games or any related service contemplated by the Contract, during the Term for the benefit of the Lottery.

Notwithstanding the foregoing, either Party may respond to requests for information, requests for proposals or other solicitations issued from time to time by the Lottery for the provision of services intended to take effect following the termination of expiration of the Contract.

1.4 (ii)  Non-Solicitation.  During the Term, neither Party will, directly or indirectly, intentionally interfere in any respect with the business relationship between: (i) the Joint Venture and the Lottery, or (ii) the Joint Venture and suppliers of the Joint Venture . Neither Party will, directly or indirectly, solicit or entice, or attempt to solicit or entice, the Lottery or any supplier for purposes of diverting their business or services from the Joint Venture during the Term.  Nothing in this Subparagraph 1.4(ii) will preclude either Party from entering into a business relationship with any one or more of the suppliers of the Joint Venture for its own business purposes provided that any such business relationship does not intentionally interfere with or otherwise divert the supplier’s services from the Joint Venture.

Neither Party will, directly or indirectly, (i) hire or solicit any of the employees listed in Schedule 2.2 to the ‘Pollard Affiliate Services Agreement’ entered into between Pollard and NPI as of January 10, 2023 (the “NPI Employees”) or any employee of the other Party, or (ii) encourage any such employee to leave such employment or hire or rehire any such employee, or (iii) in the case of Pollard, deploy or assign any NPI Employee for any purpose other than the business of the Joint Venture or NPI, during such employee's employment and for a period of twelve months thereafter, except with the prior written consent of the other Party which consent may be withheld at the other Party’s sole discretion.”

5.	Additional Opportunities. Paragraph 2.9 of the Michigan JV Agreement is deleted in its entirety and replaced with .

“No Restrictions on Competitive Offerings.  The Parties hereby expressly agree that nothing in this Agreement shall (i) restrict the right of either Party to independently pursue new or additional opportunities for the development, implementation, operational support, or maintenance of iLottery Systems or the development or integration of iLottery Games (each, an “Opportunity”) for national or state lotteries, other than the Lottery, outside of the Territory, or (ii) restrict the right of either Party to create, procure or market products, services, information or business that may be competitive with those offered by the Joint Venture or the other Party outside of the Territory, (iii) prevent either Party from entering into similar agreements with other companies or individuals outside of the Territory, provided that each Party complies at all times with the requirements set forth in this Agreement, including Paragraph 8.1.  Each Party acknowledges and agrees that the other Party may, for the purposes of pursuing new or additional Opportunities, be evaluating, considering or developing proposals, business activities, or information internally, or with entities competitive with the Joint Venture or the other Party.”

Mutual Approval

6.	Mutual Approval. Paragraph 1.6 of the Michigan JV Agreement is deleted in its entirety and replaced with the following:

“Mutual Approval.  All aspects of the Joint Venture, the Joint Venture Activities and the iLottery System shall be subject to mutual approval of the Parties (“Mutual Approval”).  In particular, and without limiting the generality of the foregoing, those matters listed as “Fundamental Issues” pursuant to Section 7.02 of the LLC Agreement shall, insofar as they are relevant to the Joint Venture, the Joint Venture Activities or the iLottery System, be subject to Mutual Approval.

In the event that the Parties cannot mutually agree within twenty (20) Business Days on any aspect of the Joint Venture requiring Mutual Approval (including after engaging in consultation as per Paragraph 2.1 below and any agreed extension), either Party shall be entitled to refer the matter to mediation in accordance with the provisions of Paragraph 9 hereof.”

Affiliate Services

7.	NG Services. Paragraph 2.5 of the Michigan JV Agreement is deleted in its entirety and replaced with the following:

“NG’s Services.  Pollard hereby engages NG to provide, or to cause its affiliates to provide, the NG Services and NG hereby accepts such engagement and agrees to be solely responsible for, and to pay (subject to reimbursement of agreed upon fees), any and all sums incurred relating to the provision of those services described in the ‘NeoGames Affiliate Services Agreement’ dated as of January 10, 2023 between NPI and NeoGames US, LLP (collectively, the “NG Services”).  The NG Services shall be provided in accordance with the terms, conditions and limitations contained in the NeoGames Affiliate Services Agreement as if each of Pollard and NG were parties to the NeoGames Affiliate Services Agreement themselves.  Fees reimbursable to NG for the provision of NG Services shall be determined in accordance with Section 3.2 of the NeoGames Affiliate Services Agreement and charged proportionately to the Joint Venture.”

8.	Pollard Services. Paragraph 2.6 of the Michigan JV Agreement is deleted in its entirety and replaced with the following:

“Pollard Services.  NG hereby engages Pollard to provide, or to cause its affiliates to provide, the Pollard Services and Pollard hereby accepts such engagement and agrees to be solely responsible for, and to pay (subject to reimbursement of agreed upon fees), any and all sums incurred relating to the provision of those services described in the ‘Pollard Affiliate Services Agreement’ dated as of January 10, 2023 between NPI and Pollard (collectively, the “Pollard Services”).  The Pollard Services shall be provided in accordance with the terms, conditions and limitations contained in the Pollard Affiliate Services Agreement as if each of Pollard and NG were parties to the Pollard Affiliate Services Agreement themselves.  Fees reimbursable to Pollard for the provision of Pollard Services shall be determined in accordance with Section 3.2 of the Pollard Affiliate Services Agreement and charged proportionately to the Joint Venture.”

9.	Disposition of Gross Receipts. Subparagraph 3.1(iii) of the Michigan JV Agreement is deleted in its entirety and replaced with the following:

“(iii)  Third, to the reimbursement of the pro-rata share of those categories of direct and verifiable reasonable expenses related to the Joint Services (which are not third party expenses), to the payment of agreed upon fees payable to NG for the provision of NG Services pursuant to Paragraph 2.5 hereof and/or to Pollard for the provision of Pollard Services pursuant to Paragraph 2.6 hereof;”

The last paragraph of Paragraph 3.1 of the Michigan Joint Venture is deleted in its entirety and replaced with the following:

“Except as otherwise expressly agreed by the Parties in writing, there shall be no deductions from or allocation of, Gross Receipts other than as set forth above in this Paragraph 3.1.  To the extent that Gross Receipts are, at any time, insufficient for the purposes of reimbursing direct and verifiable third party expenses pursuant to Paragraph 3.1(ii) or payment of royalties or fees to the Parties pursuant to Paragraph 3.1(iii), such obligations or commitments shall, in accordance with the principles outlined in Paragraph 4.2, be borne by the party incurring the obligation or commitment and reimbursed ratably (as to 50%) by the other party.”

Mediation / Arbitration

10.	Subparagraph 8.3(c) of the Michigan JV Agreement is deleted in its entirety and replaced with ‘Intentionally Deleted’.

11.	Subparagraph 8.3(d) of the Michigan JV Agreement is amended to read as follows:

“Nothing in Paragraph 9 shall be construed as prohibiting any Party from applying to a court for interim equitable relief.  Any such application, or an application to a court for the implementation of any such measures ordered by the arbitrator, shall not be deemed to be an infringement or waiver of the arbitration agreement and shall not affect the relevant powers reserved to the arbitrator pursuant to Paragraph 9.”

12.	The following Paragraph 9 is added to the end of the Michigan JV Agreement:

“9.  MEDIATION / ARBITRATION

9.1  Mediation Procedures.  In the event that a dispute arises with respect to the provisions of this Agreement or the validity, interpretation, performance, breach or termination of the Agreement, then at the written request of either Party (the "Aggrieved Party"), such dispute shall be submitted to Judicial Arbitration and Mediation Service ("JAMS") pursuant to the procedures set forth in this Paragraph 9, for an expedited dispute resolution proceeding pursuant to the procedures set forth below (an "Expedited Dispute Resolution Proceeding").  The Expedited Dispute Resolution Proceeding shall take place in New York, NY and all such proceedings (including the existence of the dispute, the Expedited Dispute Notice and the Response) shall remain strictly confidential.

9.2  An Aggrieved Party shall submit a request to JAMS for an Expedited Dispute Resolution Proceeding to resolve such dispute upon written notice being served by the Aggrieved Party on the other Party and the JAMS office in New York, NY, setting forth, with reasonable particularity, a statement of the Aggrieved Party's position, a summary of arguments supporting that position (an "Expedited Dispute Notice"). Within five (5) Business Days after service of the Expedited Dispute Notice, the receiving party shall submit to the JAMS office a written response to such Expedited Dispute Notice setting forth, with reasonable particularity, a statement of the receiving party's position and a summary of arguments supporting that position (the "Response"). Absent good cause, the parties to such Expedited Dispute Resolution Proceeding shall not be permitted to make any additional submissions.

9.3  As soon as it receives the Expedited Dispute Notice, JAMS shall choose a single mediator (the "Mediator") to hear and decide the Expedited Dispute Resolution Proceeding by selecting, based upon availability, from the list of agreed upon neutral mediators which the Parties will provide to JAMS. In the event none of such mediators are available, the parties to such Expedited Dispute Resolution Proceeding agree to allow JAMS to select, from its list of New York, NY based neutrals, a mediator who, in the sole discretion of JAMS, has adequate qualifications. Following the submission of the Response, the Mediator shall hear oral argument from the parties subject to the dispute. The parties to such dispute and the Mediator shall use their best efforts to cause the Expedited Dispute Resolution Proceedings to be completed, including oral argument, and for the Mediator to render a reasoned final decision no later than five (5) Business Days after the service of the Response (each an "Expedited Decision").

9.4  All costs and fees due and owing to JAMS and the Mediator associated with an Expedited Dispute Resolution Proceeding shall be split evenly between the parties to such dispute and paid when due. In the event any Party to such dispute shall not pay its share of the costs and fees owed to JAMS and the Mediator, the Mediator shall have the authority to declare a default against such party that has not paid it share of such costs and fees.  In the event, however, a party is determined by the Mediator to be the "prevailing party" in any Expedited Dispute Resolution Proceeding, the non-prevailing Party in such Expedited Dispute Resolution Proceeding shall promptly reimburse its proportionate share of all costs and reasonable attorneys' fees (including, without limitation, costs and reasonable attorneys' fees billed by the prevailing party's counsel, JAMS' costs fees and fees and costs billed by the Mediator) incurred by the prevailing party.

9.5  The Parties hereby agree to be bound, abide by and comply with all Expedited Decisions. Notwithstanding the foregoing, to the extent a Party to an Expedited Dispute Resolution Proceeding with respect to a dispute disagrees with and desires to appeal any Expedited Decision, such party shall have the right to initiate Arbitration within five (5) Business Days following the issuance of the Expedited Decision; provided, that such party is in full compliance with, and continues to be in compliance with, all of its obligations in the Expedited Decision through and including such time as the Arbitration is decided.

9.6  Arbitration Procedures. If any claim, dispute or disagreement of any kind whatsoever (a "Dispute") shall arise out of or in connection with or in relation to this Agreement, whether in contract, tort, statutory or otherwise, and including any questions regarding the existence, scope, validity, breach, default, enforcement or termination of this Agreement, including a Dispute with respect to any Expedited Decision with respect to any dispute (but not the underlying dispute), such Dispute shall be submitted to final and binding arbitration (an "Arbitration") before JAMS. Any Arbitration, regardless of the amount in dispute, shall be conducted in accordance with the Optional Expedited Arbitration Procedures of JAMS (the "Arbitration Rules") in effect at the time such Arbitration is commenced, subject to the limitations and modifications stated in this Paragraph 9, which limitations and modifications shall govern over any conflicting provisions of the Arbitration Rules. Any demand for Arbitration under this Paragraph 9 shall be filed by the initiating party with the JAMS office in New York, NY, with written notice to that effect served on the other party (an "Arbitration Notice"), and any Arbitration shall take place in New York, NY.  Any Arbitration Notice and any answer to such an Arbitration Notice must contain a statement, with respect to each claim alleged therein or answer thereto, indicating such party's position with respect to each such claim and the reason therefor.

9.7  Nomination of Arbitrators. All Arbitration proceedings shall be heard and decided by a single arbitrator (the "Arbitrator") nominated by JAMS in accordance with the mechanism set out in Paragraph 9.3 (for nomination of Mediator) and the Arbitration Rules.

9.8  Arbitration Hearings. All proceedings in any Arbitration shall be conducted in English. The parties shall use commercially reasonable efforts to cause the Arbitration to be completed and the Arbitrator to render a final decision no later than thirty (30) days after the service of the Arbitration Notice.

9.9  Awards. The Arbitrator shall issue an award which shall (a) be issued in written form, (b) if applicable, designate one of the parties as the losing party owing costs for the Arbitration, (c) indicate the Arbitrator's decision with respect to each of the individual claims presented by each party and (d) contain a brief statement of the reasons supporting each decision.  The Arbitration award may be entered as a final judgment in the court of any jurisdiction in which such entry shall be recognized under applicable law.

9.10  Costs. All costs and fees due and owing to JAMS and the Arbitrator associated with an Arbitration shall be split evenly between the parties to the Dispute and paid when due. In the event any Party to the Dispute shall not pay its share of the costs and fees owed to JAMS and the Arbitrator, the Arbitrator shall have the authority to declare a default against such party that has not paid it share of such costs and fees.  In the event, however, a party is determined by the Arbitrator to be the "prevailing party" in any Arbitration, each non-prevailing Party shall promptly reimburse its proportionate share of all costs and reasonable attorneys' fees (including, without limitation, costs and reasonable attorneys' fees billed by the prevailing party's counsel, JAMS' costs fees and fees and costs billed by the Arbitrator) incurred by the prevailing party.

9.11  Failure to Participate. Notwithstanding any provision of rules or statutes to the contrary, the refusal or failure of any party to appear at or participate in any hearing or other portion of any Arbitration proceeding pursuant to this Paragraph 9 shall not prevent any such hearing or proceeding from going forward, and the Arbitrator is empowered to make its decision or render an award ex parte that shall be binding on the non-appearing party as fully as though that party had participated in the hearing or proceeding.

9.12  Enforcement. In all Arbitration proceedings the Arbitrator shall apply the substantive law of Michigan (exclusive of choice of law principles) in resolving the Dispute.  This requirement is not merely directory, but constitutes a limitation upon the powers of the Arbitrators. Each Party waives any right that it may have to any substantive review of any Arbitration award by the courts of the jurisdiction in which the Arbitration is conducted and agrees that the award of the Arbitrator in any such Arbitration proceedings shall be final and binding upon the parties, and each party hereby waives any claim or appeal whatsoever against it or any defense against its enforcement. Issues relating to the conduct of the Arbitration and enforcement of any award shall be governed by the Federal Arbitration Act, 9 U.S.C. §§1-16.

9.13  Confidentiality. All Arbitration proceedings, including the filing of an Arbitration Demand and the Arbitration award, shall remain confidential and the parties shall maintain such confidentiality, except as may be necessary to prepare for or conduct the Arbitration hearing on its merits, or as may be necessary in connection with a court application for a preliminary remedy or unless otherwise required by law or judicial decision.  All negotiations pursuant to this Paragraph 9 shall be treated as compromise and settlement negotiations for purposes of the applicable rules of evidence.

9.14  Exclusive Remedy. The commencement of Expedited Dispute Resolution Proceeding and/or Arbitration under this Agreement pursuant to this Paragraph 9 shall be the sole and exclusive forum and remedy of the parties for the resolution of any Dispute. The obligation to submit any Dispute to Arbitration under this Paragraph 9 is binding on the parties and their respective successors and assigns.

9.15  Survival. The provisions of this Paragraph 9 shall survive the expiration or termination of this Agreement. Notwithstanding the provisions of Paragraphs 9.1 through Paragraph 9.14, any Party will have the right to seek equitable or injunctive relief in order to enforce the provisions of Paragraph 9.

13.	Capitalized Terms. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein, shall have the meanings ascribed to them in the Michigan JV Agreement.

14.
Contract Continues. Except for the terms that have been changed by this Amendment No. 1, all other provisions, terms and conditions contained in the Michigan JV Agreement remain unchanged and in full force and effect.

15.
Counterparts.  This Amendment No. 1 may be executed in counterparts and by means of electronic pdf signature, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument

THIS AMENDMENT NO. 1 is agreed and accepted between the Parties as of the Effective Date.

POLLARD BANKNOTE LIMITED		NEOGAMES S.A.

Signature:	/s/ Douglas E. Pollard	Signature:	/s/ Mordechay Malool	/s/ Raviv Adler

By:	Douglas E. Pollard	By:	Mordechay Malool	Raviv Adler

Title:	Co-Chief Executive Officer	Title:	CEO	CFO